UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-39720

INVESTINDUSTRIAL ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Suite 1, 3rd Floor, 11-12 St. James’s Square

London, United Kingdom SW1Y 4LB

+44 20 7400 3333

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Ordinary Shares, par value $0.0001 per share

Units, each consisting of one Class A Ordinary Share and one-third of one warrant

Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One*

*

Effective December 17, 2021, a subsidiary of Ermenegildo Zegna N.V. merged with and into Investindustrial Acquisition Corp., with Investindustrial Acquisition Corp. surviving such merger and becoming a wholly owned subsidiary of Ermenegildo Zegna N.V.

Pursuant to the requirements of the Securities Exchange Act of 1934, Investindustrial Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 7, 2022	INVESTINDUSTRIAL ACQUISITION CORP.

/s/ Samuel Michael Howard Ellis
	Name:	Samuel Michael Howard Ellis
	Title:	Director